

September 30, 2011

Via Facsimile
Mr. Randall McCoy
Chief Executive Officer
Regenicin, Inc.
10 High Court
Little Falls, NJ 07424

> **Re: Regenicin, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed January 13, 2011**
> **Form 8-K**
> **Filed April 20, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 333-146834**

Dear Mr. McCoy:

We have reviewed your response letter dated August 5, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 8. Financial Statements, page 19

Note B – Summary of Significant Accounting Policies, Intangible Assets, page F-8

1.   We note your response to prior comment two from our letter dated July 15, 2011; please confirm to us, and revise your accounting policy in future filings to clarify, that during the period you are not amortizing the intangible asset, you assess it for impairment "annually or more frequently if events or changes in circumstances indicate that the asset might be impaired" as required by FASB ASC 350-30-35-17A and 18.

Form 8-K filed April 20, 2011

2.   We note your response to prior comment three from our letter dated July 15, 2011. Please tell us the current status of the trademark application and the current status of matter with Lonza where they alleged breach of contract related to your use of the PermaDerm trade name. In addition, please revise future filings to disclose the amount of the DOD grant for which you expect to have to provide reimbursement to Lonza, as disclosed in your response letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements, page 3

Note 8 – Stockholders' Equity, page F-6

3.   Based on disclosures in Part II, Item 2, it appears to us that the series A convertible preferred stock and the warrants that you issued may include anti-dilution provisions. Please tell us the terms of these securities and explain to us if and how you considered the guidance in FASB ASC 815-40-55-33.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief